Tel: (604) 688-5421 Fax: (604) 688-5132 www.bdo.ca	BDO Canada LLP 1100 Royal Centre 1055 West Georgia Street, P.O. Box 11101 Vancouver, British Columbia V6E 3P3

November 12, 2024

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

Re: BTQ Technologies Corp. (the "Company")

As required under section 4.11 of National Instrument 51-102, we have read the Company's Change of Auditor Notice dated November 12, 2024 ("the Notice").

We confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours very truly,

/s/ "BDO CANADA LLP"

Chartered Professional Accountants

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.